This is the form required under Section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                                 BC FORM 45-902F
                                 ---------------
                               (Formerly Form 20)

                                 Securities Act

                          Report of Exempt Distribution
                          -----------------------------

(Please refer to the instructions before completing the information below). Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), (11)(i),  (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1.   Name,   address  and  telephone  number  of  the  issuer  of  the  security distributed:

     CRYOPAK INDUSTRIES INC.
     -----------------------
     Name of issuer

     1053 Derwent Way, Annacis Island, Delta, B.C., V3M 5R4
     ------------------------------------------------------
     Address

     (604) 515-7977
     --------------
     Telephone Number

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The issuer is an exchange issuer.
     ---------------------------------

3.   Describe the type of security and the aggregate number distributed.

     One incentive  stock option  respecting  50,000 common shares of the issuer
     exercisable      at     a     price      of      $0.68      per      share.


4.   Date of the distribution(s) of the security.

     November  29, 2001 (being the date on which CDNX  approved  these  options)
     ---------------------------------------------------------------------------

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the BC Instrument number under which the distribution(s) of the security was made.

     BCI #45/507
     -----------

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section. (a)

                                                                                                 Section of
                                                                                                 Act/Rules and
                                                                                                 if applicable,
                                                                                                 Date of
Full Name and                                                                Total               Discretionary
Residential                           Number of         Price Per            Purchase            Order, Blanket Order
Address of                            Securities        Security             Price               Number or BC
Purchaser                             Purchased         (Canadian $)         (Canadian $)        Instrument Number
---------                             ---------         ------------         ------------        -----------------
Vincent Migliore                      One option        Nil      (incentive  Nil                 BCI #45/507
13307 Hollyhock Place                 respecting        option)
Richmond, VA  23233                   50,000 shares


     (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

     N/A
     ---

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

                                    Compensation Paid                Price Per
                                    (number and type of              Share
Name and Address of                 security and/or cash             (Canadian         Name of
Agent                               amount (Canadian $))             $)                Purchaser
-----                               --------------------             --                ---------
N/A


9. If the distribution was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

     N/A
     ---

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

          N/A
          ---

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

          N/A
          ---

The undersigned hereby certifies that the statements made in this report are true and correct.


DATED at Vancouver, B.C. this 1st  day of December, 2001.


                                                         CRYOPAK INDUSTRIES INC.
                                                         -----------------------
                                                   Name of issuer (please print)

                                                                   /s/ Doug Reid
                                                                   -------------
                                               Signature of authorized signatory


                                                                  Doug Reid, CFO
                                                                  --------------
                                         Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".